                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                               (Amendment No. )*

                             PainCare Holdings, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 Per Share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69562E104
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 October 1, 2007
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                                 --------------

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

      /   / Rule 13d-1(b)

      / x / Rule 13d-1(c)

      /   / Rule 13d-1(d)

------------
      * The  remainder  of this cover  page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information  required in the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 ("Act") or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

----------------------                                    ----------------------
CUSIP No. 69562E104                   13G                    Page 2 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Islandia, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  6,483,327 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              6,483,327 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    6,483,327 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    8.2%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 69562E104                   13G                    Page 3 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    John Lang, Inc.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  6,483,327 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              6,483,327 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    6,483,327 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    8.2%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 69562E104                   13G                    Page 4 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Richard Berner
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  6,483,327 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              6,483,327 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    6,483,327 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    8.2%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 69562E104                   13G                    Page 5 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Edgar Berner
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  6,483,327 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              6,483,327 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    6,483,327 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    8.2%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 69562E104                   13G                    Page 6 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Thomas Berner
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  6,483,327 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              6,483,327 shares
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    6,483,327 shares
--------------------------------------------------------------------------------
    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    8.2%
--------------------------------------------------------------------------------
    12         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 69562E104                   13G                    Page 7 of 14 Pages
----------------------                                    ----------------------

Item 1(a).  Name of Issuer:

            PainCare Holdings, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1030 N. Orange Avenue, Ste. 105
            Orlando, Florida 32801

Item 2(a).  Name of Person Filing:

            This  statement  is filed by  Islandia,  L.P.,  a  Delaware  limited partnership  ("Islandia"),  John Lang,  Inc., a New York corporation
            ("John Lang"),  Richard Berner, Edgar Berner and Thomas Berner. Each
            of  the  foregoing  is  referred  to  as a  "Reporting  Person"  and collectively  as the  "Reporting  Persons." John Lang is the general partner of  Islandia.  Richard  Berner  serves as  President of John
            Lang.  Each of Edgar  Berner  and  Thomas  Berner  serves  as a Vice
            President of John Lang. By virtue of their respective positions with
            John Lang,  each of Richard  Berner,  Edgar Berner and Thomas Berner has the sole power to vote and dispose of the shares of Common Stock beneficially owned by Islandia.  Accordingly,  the Reporting Persons are hereby filing a joint  Schedule 13G. Each of John Lang,  Richard
            Berner,   Edgar  Berner  and  Thomas  Berner  disclaims   beneficial
            ownership  of the  shares  of  Common  Stock  beneficially  owned by
            Islandia,  except  to  the  extent  of  their  respective  pecuniary interests therein.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            485 Madison Avenue, 23rd Floor
            New York, New York 10022

Item 2(c).  Citizenship:

            Islandia  is a Delaware  limited  partnership.  John Lang is a New
            York  corporation.  Each  of  Richard  Berner,  Edgar  Berner  and
            Thomas Berner is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.0001 per share

Item 2(e).  CUSIP Number:

            69562E104

----------------------                                    ----------------------
CUSIP No. 69562E104                   13G                    Page 8 of 14 Pages
----------------------                                    ----------------------

Item        3. If this  statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
            or (c), check whether the person filing is a:

      (a)   / /   Broker or dealer  registered under Section 15 of the Act (15
                  U.S.C. 78o).

      (b)   / /   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   / /   Insurance  company as defined in Section  3(a)(19)  of the Act
                  (15 U.S.C. 78c).

      (d)   / /   Investment   company   registered   under  Section  8  of  the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   /  /  An    investment    adviser    in    accordance    with   Rule
                  13d-1(b)(1)(ii)(E).

      (f)   / /   An employee  benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).

      (g)   / /   A parent holding  company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G).

      (h)   / /   A  savings  association  as  defined  in  Section  3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i)   / /   A church  plan  that is  excluded  from the  definition  of an investment  company under Section  3(c)(14) of the  Investment
                  Company Act (15 U.S.C. 80a-3).

      (j)   / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership

(a) Amount beneficially owned:

            6,483,327 shares*

(b) Percent of class:

            8.2% (based on 78,780,694  shares of Common Stock  outstanding as of
            November  7, 2007 as reported in the  Issuer's  Quarterly  Report on
            Form 10-Q filed  with the  Securities  and  Exchange  Commission  on
            November 13, 2007)

----------------------                                    ----------------------
CUSIP No. 69562E104                   13G                    Page 9 of 14 Pages
----------------------                                    ----------------------

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

            6,483,327 shares*

(ii) Shared power to vote or to direct the vote

            0 shares

(iii) Sole power to dispose or to direct the disposition of

            6,483,327 shares*

(iv) Shared power to dispose or to direct the disposition of

            0 shares

* By virtue of their respective positions with John Lang, the general partner of
Islandia, each of Richard Berner, Edgar Berner and Thomas Berner has sole voting and  dispositive  power with respect to the shares of Common Stock  beneficially owned by Islandia.  Each of John Lang,  Richard Berner,  Edgar Berner and Thomas
Berner disclaims beneficial ownership of the shares of Common Stock beneficially owned by Islandia,  except to the extent of their respective pecuniary interests therein.

The 6,483,327 shares of Common Stock beneficially owned by Islandia include only
actual  shares  of  Common  Stock.  Additionally,   Islandia  holds  convertible
debentures of the Issuer  convertible into an aggregate of 23,011,697  shares of
Common Stock and a warrant  exercisable  for  5,555,556  shares of Common Stock.
However,  the  aggregate  number  of  shares of Common  Stock  into  which  such debentures are convertible and warrant is exercisable,  and as to which Islandia has the right to  acquire  beneficial  ownership,  is  limited  to the number of shares of Common  Stock that,  together  with all other  shares of Common  Stock beneficially  owned by the  Reporting  Persons,  including  the shares of Common
Stock  subject  to this  Schedule  13G,  does  not  exceed  4.99%  of the  total outstanding  shares  of  Common  Stock.  Accordingly,  such  debentures  are not currently  convertible,  and such  warrant is not  currently  exercisable,  into
Common  Stock unless and until the actual  shares of Common  Stock  beneficially owned by the  Reporting  Persons  is less than  4.99% of the  total  outstanding shares of Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this  statement  is being filed to report the fact that as of the date hereof the reporting  person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7.     Identification   and   Classification   of  the  Subsidiary  Which
            Acquired  the  Security  Being  Reported on by the Parent  Holding
            Company or Control Person.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            See Joint Filing Agreement filed as an exhibit hereto.

Item 9.     Notice of Dissolution of Group.

            Not Applicable

----------------------                                    ----------------------
CUSIP No. 69562E104                   13G                    Page 10 of 14 Pages
----------------------                                    ----------------------

Item 10.    Certifications.

            By signing  below I certify  that,  to the best of my knowledge  and belief, the securities  referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing  the control of the issuer of the  securities  and were not acquired and are not held in  connection with or as a participant in any transaction having that purpose or effect.

----------------------                                    ----------------------
CUSIP No. 69562E104                   13G                    Page 11 of 14 Pages
----------------------                                    ----------------------

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2007            ISLANDIA, L.P.

                                    By: John Lang, Inc.
                                        General Partner

                                    By: /s/ Edgar Berner
                                        ----------------------------------------
                                    Name: Edgar Berner
                                    Title: Vice President

                                    JOHN LANG, INC.

                                    By: /s/ Edgar Berner
                                        ----------------------------------------
                                    Name: Edgar Berner
                                    Title: Vice President

                                    /s/ Edgar Berner
                                    --------------------------------------------
                                    Edgar Berner, as attorney-in-fact for Richard Berner

                                    /s/ Edgar Berner
                                    --------------------------------------------
                                    Edgar Berner

                                    /s/ Edgar Berner
                                    --------------------------------------------
                                    Edgar Berner, as attorney-in-fact for Thomas Berner

----------------------                                    ----------------------
CUSIP No. 69562E104                   13G                    Page 12 of 14 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of  each  of them of a  Statement  on  Schedule  13G  dated  November  13,  2007
(including  amendments  thereto)  with  respect to the Common  Stock of PainCare
Holdings,  Inc. This Joint Filing Agreement shall be filed as an Exhibit to such
Statement.

Dated: November 13, 2007            ISLANDIA, L.P.

                                    By: John Lang, Inc.
                                        General Partner

                                    By: /s/ Edgar Berner
                                        ----------------------------------------
                                    Name: Edgar Berner
                                    Title: Vice President

                                    JOHN LANG, INC.

                                    By: /s/ Edgar Berner
                                        ----------------------------------------
                                    Name: Edgar Berner
                                    Title: Vice President

                                    /s/ Edgar Berner
                                    --------------------------------------------
                                    Edgar Berner, as attorney-in-fact for Richard Berner

                                    /s/ Edgar Berner
                                    --------------------------------------------
                                    Edgar Berner

                                    /s/ Edgar Berner
                                    --------------------------------------------
                                    Edgar Berner, as attorney-in-fact for Thomas Berner

----------------------                                    ----------------------
CUSIP No. 69562E104                   13G                    Page 13 of 14 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints RICHARD BERNER signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1.  execute  for and on behalf of the  undersigned  all  filings  with the
Securities and Exchange  Commission  relating to the business of Islandia,  L.P.
including,  but not limited to, any Forms 3, 4 or 5, Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his  individual  capacity as a result of the  undersigned's  beneficial ownership of, or participation in a group with respect to,  securities  directly or indirectly beneficially owned by Islandia, L.P.

      2. do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The  undersigned  hereby  grant to such  attorney-in-fact  full  power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted.  The undersigned  acknowledge that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This Power of Attorney shall remain in full force and effect until revoked by any  of the  undersigned  in a  signed  writing  delivered  to the  foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 19th day of April, 2007.

/s/ Edgar Berner
------------------------
Edgar Berner

/s/ Thomas Berner
------------------------
Thomas Berner

----------------------                                    ----------------------
CUSIP No. 69562E104                   13G                    Page 14 of 14 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints EDGAR BERNER signing singly, the undersigned's true and lawful attorney-in-fact to:

      1.  execute  for and on behalf of the  undersigned  all  filings  with the
Securities and Exchange  Commission  relating to the business of Islandia,  L.P.
including,  but not limited to, any Forms 3, 4 or 5, Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his  individual  capacity as a result of the  undersigned's  beneficial ownership of, or participation in a group with respect to,  securities  directly or indirectly beneficially owned by Islandia, L.P.

      2. do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The  undersigned  hereby  grant to such  attorney-in-fact  full  power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted.  The undersigned  acknowledge that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This Power of Attorney shall remain in full force and effect until revoked by any  of the  undersigned  in a  signed  writing  delivered  to the  foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 19th day of April, 2007.

/s/ Richard Berner
------------------------
Richard Berner

/s/ Thomas Berner
------------------------
Thomas Berner